UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                     to

Commission File Number

PULTE HOMES, INC. 401(K) PLAN

(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 28, 2005

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedule for the Plan

The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and supplemental schedule as of December 31, 2004, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

Financial Statements and Schedule

Pulte Homes, Inc. 401(k) Plan
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Pulte Homes, Inc. 401(k) Plan

Financial Statements and Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pulte Homes, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Pulte Homes, Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 24, 2005
Detroit, Michigan

Pulte Homes, Inc. 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Money market and mutual funds	$238,671,596	$197,097,815
Investment in Pulte Homes Company Stock Fund (Note 3)	65,566,457	43,139,728
Participant loans	5,093,372	4,069,982

Total investments, at fair value	309,331,425	244,307,525

Receivables:
Employee contributions	2,783	—
Employer contributions	2,274	—

Total receivables	5,057	—

Net assets available for plan benefits	$309,336,482	$244,307,525

See notes to accompanying financial statements.

Pulte Homes, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2004

Additions
Contributions:
Employee	$33,520,355
Employer	14,884,367

Total contributions	48,404,722
Investment income:
Interest and dividends	5,995,520
Net realized and unrealized appreciation in fair value of investments	30,249,045

Total investment income	36,244,565

Total additions	84,649,287

Deductions
Distributions to participants	(22,678,725)
Administrative and other expenses	(50,375)

Total deductions	(22,729,100)

Net increase before transfers	61,920,187
Asset transfers into plan (Note 1)	3,335,289
Asset transfers out of plan	(226,519)

Net increase after transfers	65,028,957
Net assets available for plan benefits, beginning of year	244,307,525

Net assets available for plan benefits, end of year	$309,336,482

See notes to accompanying financial statements.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

General

The Plan is a defined contribution plan for eligible employees of Pulte Homes, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from the Company.

Plan Merger

Effective January 1, 2005, the Pulte Affiliates 401(k) Plan was merged into the Plan. As a result of this merger, the net assets of the Pulte Affiliates 401(k) Plan were transferred to the Plan on December 31, 2004. Participants of the Pulte Affiliates 401(k) Plan were eligible to participate in the Plan as of the merger date. Accordingly, there were no new contributions made to the Pulte Affiliates 401(k) Plan on or after January 1, 2005.

Eligibility

All nonunion, regular salaried, sales and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment. Temporary employees are not eligible to participate in the Plan.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Contributions can be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Fund, American Funds Washington Mutual Investors Fund, American AAdvantage Small Cap Value Fund, Morgan Stanley Institutional Fund, Inc. Small Company Growth Fund, Fidelity Investment Funds and the Pulte Homes Company Stock Fund. Participants may change their investment directives and contribution amounts on a daily basis via an interactive voice response system or interactive website.

Participant Contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code (the Code) Section 401(k)(3).

Company Matching Contributions – The Company contributes to the Plan an amount, based on elective deferrals of each participant during each payroll period and is equal to 100 percent of that portion of the amount contributed as elective deferrals on behalf of each participant for whom such elective deferrals were made, which does not exceed the elective deferrals up to three percent per payroll period, plus 50% of that portion of the participant’s elective deferrals in excess of three percent per payroll period, but not in excess of five percent per payroll period. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12). Matching contributions will not be made with respect to any elective deferrals classified as catch-up contributions.

Catch-up Contributions – Participants who have reached an age of at least 50 years old by the end of the plan year beginning after December 31, 2003, may elect to increase their elective deferrals by $3,000 during 2004, and thereafter adjusted as permitted under the Code Section 414(v).

Special contributions – At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the Pulte Homes Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. The allocation of the special contributions excludes highly compensated employees covered under a stock option plan. There were no special contributions for the years ended December 31, 2004 and 2003.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee.

Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration, brokerage account, and withdrawal fees were paid directly by plan participants during 2004.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Investment Valuation and Income Recognition – Investments in money market instruments are carried at cost, which approximates fair value. Investments in mutual funds and Company common stock are carried at fair value based on quoted market prices. Participant loans are carried at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Payment of Benefits – Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value, as determined by quoted market prices, as follows:

Year Ended
December 31,
2004
Investments:
Vanguard Institutional Index Fund	$2,760,019
Fidelity:
Balanced Fund	2,505,126
Blue Chip Growth Fund	1,673,233
Low-Priced Stock Fund	2,044,760
Diversified International Fund	2,056,107
Pulte Homes Company Stock Fund	17,174,397
Other Funds	2,035,403

Net realized and unrealized appreciation in fair value of investments	$30,249,045

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments in money market and mutual funds that represent 5% or more of the fair value of the Plan’s net assets at December 31, 2004 and 2003, are as follows:

	2004	2003

Investments:
Fidelity Balanced Fund	$42,786,480	$36,303,464
Vanguard Institutional Index Fund	35,185,370	30,628,486
Fidelity Low-Priced Stock Fund	17,083,661	**
Fidelity Managed Income Portfolio Fund	25,389,460	23,353,232
Fidelity Blue Chip Growth Fund	34,611,260	31,806,769
Fidelity Dividend Growth Fund	22,080,301	20,780,630
Fidelity Retirement Money Market Portfolio Fund	17,817,113	15,207,020

**	Balance of investment was less than 5% of the Plan’s net assets available for plan benefits as of December 31, 2003.

Certain of the Plan’s investments are held in a Master Trust, referred to as the Pulte Homes Company Stock Fund (the Fund), which is the collective investment of the assets of participating employee benefit plans of the Company. The unit values of the Master Trust are recorded, maintained and certified by Fidelity. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and allocated among all plans, in proportion to the fair value of the assets assigned to each plan. Investment income and expenses are allocated to the Plan based on its pro rata share in the net assets of the Master Trust. As further described in Note 1, on December 31, 2004, the net assets of the Pulte Affiliates 401(k) Plan were transferred to the Plan, as a result of the plan merger. Accordingly, at December 31, 2004, the Plan held a 100% interest in the net assets of the Master Trust, while it held a 99.8% interest at December 31, 2003.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents the fair value of investments for the Fund at December 31, 2004 and 2003:

	December 31
	2004	2003

Investments, at fair value:
Interest-bearing cash	$2,650,035	$950,539
Investment in Pulte Homes, Inc. common stock	62,664,233	41,391,461
Receivables, less allowance for doubtful accounts	447,577	1,009,703
Other liabilities	(195,388)	(109,004)

	$65,566,457	$43,242,699

The following table presents investment income for the Fund for the year ended December 31, 2004:

Year Ended
December 31,
2004
Interest and dividends	$225,101
Net appreciation in fair value of investment determined by quoted market price	16,997,652

$17,222,753

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan holds common shares of Pulte Homes, Inc., the Plan sponsor, and these qualify as exempt party-in-interest transactions.

6. Plan Transfer

During 2004, the Company approved the merger of the Pulte Affiliates 401(k) Plan into the Plan. Participants of the Pulte Affiliates 401(k) Plan were eligible to participate in the Plan effective January 1, 2005. As of December 31, 2004, approximately $3,335,289 of net assets were transferred into the Plan.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Schedule

Pulte Homes, Inc. 401(k) Plan

EIN #38-2766606            Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

		Description of Investment Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	Shares/		Current
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund	317,816	**	$35,185,370

	Morgan Stanley	MSI Small Company Growth B	316,789	**	3,807,810

	American Funds	American Funds Washington Mutual A Investment Fund	131,825	**	4,057,571

	American AAdvantage	American AAdvantage Small Cap Value Fund	25,030	**	498,350

*	Fidelity Investments	Fidelity Balanced Fund	2,401,037	**	42,786,480
		Fidelity Blue Chip Growth Fund	829,807	**	34,611,260
		Fidelity Low-Priced Stock Fund	424,439	**	17,083,661
		Fidelity Diversified International Fund	503,655	**	14,424,691
		Fidelity Freedom Income Fund	80,078	**	902,476
		Fidelity Freedom 2000 Fund	28,318	**	342,081
		Fidelity Freedom 2010 Fund	70,001	**	953,407
		Fidelity Freedom 2020 Fund	249,265	**	3,479,744
		Fidelity Freedom 2030 Fund	105,815	**	1,489,882
		Fidelity Freedom 2040 Fund	286,068	**	3,192,783
		Fidelity Retirement Money Market Portfolio Fund	17,817,113	**	17,817,113
		Fidelity Managed Income Portfolio Fund	25,389,460	**	25,389,460
		Fidelity U.S. Bond Index Fund	948,753	**	10,569,111
		Fidelity Dividend Growth Fund	775,019	**	22,080,301
		Brokerage Link Money Market Fund	45	**	45

	Total Investments				$238,671,596

*	Participant loans	Individual participant loans with varying maturity dates and interest rates ranging from 3.55% to 10.50%		$5,093,372	$5,093,372

There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest

**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE HOMES, INC. 401(K) PLAN
June 28, 2005	By:	/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and Chief Financial Officer
Pulte Homes, Inc.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm, Ernst & Young